Focus Funds Series

200 West Sahara Avenue #810

Las Vegas, NV 89102

April 28, 2016

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Focus Funds Series

       Registration Statement on Form N-1A

      File Nos: 333-210350; 811-23071

Dear Sir/Madam,

Focus Funds Series (the “Trust”) respectfully requests the withdrawal of the Trust’s Registration Statement filed pursuant to Rule 485(b) on behalf of Focus Funds Series A (the Fund) on March 23, 2016, accession numbers 0001162044-16-001641 and 0001162044-16-001642. The Trust finds it hard to handle all the requirements. Therefore it is in the best interest of the Trust and the public that the filings are withdrawn.

Respectfully,

/S/ Rajendra Prasad

Rajendra Prasad

President

Focus Funds Series